Humphry Slocombe Group, Inc.
Profit and Loss
January - December 2022

		Total
Income		
40100 Ice Cream		
Total 40100 Ice Cream	$	4,173,241.99
40300 Beverages		25,774.00
40400 Packaged Food Merchandise		30,367.31
40500 Non-Food Merchandise		5,696.00
40600 Catering		35,455.86
40700 Royalty/Licensing		60,000.00
40900 Other Sales		407.00
41000 Discounts, Promos & Returns		-144,749.15
Total Income	$	4,186,193.01
Cost of Goods Sold		
Total Cost of Goods Sold	$	1,999,417.60
Gross Profit	$	2,186,775.41
Expenses		
61000 Sales & Marketing		
Total 61000 Sales & Marketing	$	60,865.63
62000 Operations		
Total 62000 Operations	$	274,964.95
71000 General & Administrative		
71100 Payroll Expenses		
Total 71100 Payroll Expenses	$	1,158,689.48
71200 Travel & Entertainment		54,955.09
71300 Occupancy		
Total 71300 Occupancy	$	633,297.55
71400 Professional Fees		
Total 71400 Professional Fees	$	38,814.14
71499 Recruiting Fees		57,431.65
71500 Technology		
Total 71500 Technology	$	36,939.22
71710 Office Supplies		2,733.75
71720 Postage & Delivery		10,842.04
71753 Bank/Payroll/Merchant Fees		91,570.07
Total 71000 General & Administrative	$	2,085,272.99
Total Expenses	$	2,421,103.57
Net Operating Income	-$	234,328.16
Other Income		
Total Other Income	$	1,592.49
Other Expenses		

Total Other Expenses	$	118,779.26
Net Other Income	-$	117,186.77
Net Income	-$	351,514.93

Monday, Jul 29, 2024 12:43:27 PM GMT-7 - Accrual Basis

Humphry Slocombe Group, Inc.
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Total Bank Accounts	$ 135,192.10
Accounts Receivable	
Total Accounts Receivable	$ 114,116.35
Other Current Assets	
Total Current Assets	$ 807,269.24
Fixed Assets	
Total Fixed Assets	$ 984,342.54
Other Assets	
Total Other Assets	$ 259,323.66
TOTAL ASSETS	$ 2,050,935.44
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Total Current Liabilities	$ 566,240.06
Long-Term Liabilities	
Total Long-Term Liabilities	$ 1,079,538.79
Total Liabilities	$ 1,645,778.85
Equity	
Total Equity	$ 405,156.59
TOTAL LIABILITIES AND EQUITY	$ 2,050,935.44

Humphry Slocombe Group, Inc.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-351,514.93
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	185,147.35
Net cash provided by operating activities	-$	536,662.28
INVESTING ACTIVITIES		
1520 Fixed Assets:Leasehold Improvements		-532,981.00
1530 Fixed Assets:Production Equipment > $2.5K - cost		-10,922.24
1540 Fixed Assets:Furniture and Fixtures > $2.5K - Cost		-80,361.09
1550 Fixed Assets:Automobile - cost		-19,500.00
Net cash provided by investing activities	-$	643,764.33
FINANCING ACTIVITIES		
Net cash provided by financing activities	$	411,213.75
Net cash increase for period	-$	769,212.86
Cash at beginning of period		904,404.96
Cash at end of period	$	135,192.10

Monday, Jul 29, 2024 12:48:51 PM GMT-7